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                              [TITAN LETTERHEAD]


                                                              EXHIBIT 99(a)(11)

                                                     Contact: Kent W. Hackamack
                                                Titan Vice President of Finance
                                                                 (217) 221-4330
FOR IMMEDIATE RELEASE                                            March 31, 1997


               TITAN ANNOUNCES FINAL TENDER OFFER RESULTS


Quincy, IL - Titan Wheel International, Inc. (NYSE: TWI) today announced the final results of its Dutch Auction tender offer, completed March 24, 1997, at 12:00 midnight, New York City time. The Company commenced the tender offer on Tuesday, February 25, 1997, and announced its intention to purchase up to five million shares at a range of $12.50 to $15 per share. The Board of Directors believes the purchase of the shares at this time is consistent with Titan's long term goal to increase shareholder value.

The final count by Harris Trust Company of New York, depository for the offer, indicated that Titan will purchase 3,763,919 shares of its common stock at a price of $15 per share. Harris Trust Company will promptly issue payment for the shares accepted under the offer.

The shares repurchased under this Dutch Auction tender represent approximately 15 percent of the 25.5 million Titan common shares outstanding immediately prior to the offer. Following this stock buy back, Titan will continue to have authority to repurchase, under its existing stock repurchase program, an additional 4.4 million common shares in the open market. This repurchase program will not acquire shares in the open market prior to April 15, 1997.

Titan Wheel International, Inc. is a global supplier of mounted tire and wheel systems for off-highway equipment used in agriculture, construction, mining, military, recreation and grounds care. Titan has manufacturing and distribution facilities throughout the United States and Europe.







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